UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 30 January 2012

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



Fatality at Harmony's West shaft next to Bambanani

Johannesburg. Monday, 30 January 2012. Harmony Gold Mining Company Limited (Harmony) regrets to advise that an employee was fatally injured yesterday following an accident at West shaft next to Bambanani mine in the Free State. The accident occurred while scheduled maintenance was performed on the West shaft headgear to enable hoisting of ore from the planned Bambanani and Steyn 2 pillar extractions.

All operations under the authority of the relevant appointed general manager have been stopped, namely West shaft, Steyn 2, Bambanani and Unisel, until such time as all investigations into the accident have been completed.

Harmony's chief executive offer, Graham Briggs and his management team, express their sincere condolences to the family of the deceased and those affected by the incident.

ends.

Issued by Harmony Gold Mining Company Limited

30 January 2012

For more details contact:

Henrika Basterfield
Investor Relations Officer

+27 (0) 82 759 1775 (mobile)

Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

www.harmony.co.za

JSE: HAR
NYSE: HMY
ISIN No.: ZAE000015228

Registration number:
1950/038232/06

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 30, 2012

Harmony Gold Mining Company Limited

By: /s/ Hannes Meyer

Name: Hannes Meyer
Title: Financial Director